CYPRUS AMAX MINERALS COMPANY
                         CYPRUS AMAX FINANCE CORPORATION

                                                                    June 9, 2000
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                          Cyprus Amax Minerals Company
                         Cyprus Amax Finance Corporation
                      Withdrawal of Registration Statements
                  on Form S-3 (Reg. Nos. 33-62145 and 33-54097)

Ladies and Gentlemen:

     Cyprus Amax Minerals Company and Cyprus Amax Finance Corporation (the "Registrants") hereby request, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "'33 Act"), that the Registration Statement on Form S-3 (Reg. No. 33-54097) originally filed by the Registrants with the Securities and Exchange Commission (the "Commission") on June 10, 1994, as amended (the "Original Registration Statement"), and the Registration Statement on Form S-3 (Reg. No. 33-62145) originally filed by the Registrants with the Commission on August 25, 1995 (together with the Original Registration Statement, the "Registration Statements") be withdrawn. The Registration Statements were filed with the Commission pursuant to Rule 415 of the '33 Act.

     Phelps Dodge Corporation completed its acquisition of Cyprus Amax Minerals Company and its wholly owned subsidiary Cyprus Amax Finance Corporation on December 2, 1999. On that date, Cyprus Amax Minerals Company filed a Form 15 with the Commission to terminate the registration of Cyprus Amax Minerals Company under the Securities Exchange Act of 1934, as amended, and its obligation to file reports thereunder. On December 14, 1999, the New York Stock Exchange filed a notification on Form 25 with the Commission of its intention to delist and deregister Cyprus Amax Minerals Company on December 29, 1999. Consequently, the Registrants are no longer eligible to use the Registration Statements. No offers or sales have been made pursuant to the Registration Statements except the offer and sale on May 10, 1995 of 7 3/8% promissory notes of Cyprus Amax Minerals Company, due May 15, 2007, in an aggregate principal amount of $250,000,000 pursuant to the Original Registration Statement.

     Please do not hesitate to call Gregory W. Stevens at 602-234-8166 should you have any questions concerning the Registration Statements or this letter.


                                        Sincerely yours,
                                        CYPRUS AMAX MINERALS COMPANY




                                        ----------------------------------------
                                        Name: Gregory W. Stevens
                                        Title: Vice President & Treasurer
                                        CYPRUS AMAX FINANCE CORPORATION




                                        ----------------------------------------
                                        Name: Gregory W. Stevens
                                        Title:  Vice President & Treasurer


cc:  Stephen C. Duvall
     Assistant Director
     Securities and Exchange Commission